13012658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Approval	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49177

MAR 01 2013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inter Securities Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

490 Post Street, Suite 1700
(No. and Street)

San Francisco (City) California (State) 94102-1308 (Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Belhumeur (415) 986-8040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT C. DUNCAN ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, middle name)

2281 Lava Ridge Court, Suite 200 (Address) Roseville (City) California (State) 95661 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-59(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

Inter Securities Ltd.

Statement of Financial Condition Report

December 31, 2012

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Securities
Exchange Act of 1934

2281 Lava Ridge Court, Suite 200
Roseville, CA 95661

916.797.7436 Phone
916.797.7436 Facsimile

OATH OR AFFIRMATION

I, Stuart Hamlyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter Securities Ltd., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Executive Director

Title

Linda J. Duncan

Notary Public

LINDA J. DUNCAN
Commission # 1898114
Notary Public - California
Placer County
My Comm. Expires Aug 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report

To the Stockholder
Inter Securities Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Inter Securities Ltd. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with auditing standards generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter Securities Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Robert C. Duncan Accountancy Corporation

Roseville, California
February 27, 2013

2281 Lava Ridge Court, Suite 200
Roseville, CA 95661

916.797.7436 Phone
916.797.7436 Facsimile

Inter Securities Ltd.

Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 61,482
Notes receivable	105,000
Interest receivable	41,256
Total assets	$ 207,738

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable	$ 22,071
Reimbursements Payable	8,269
Total Liabilities	$ 30,340
Stockholder's equity	
Common Stock	$ 1
Additional paid-in capital	19,999
Retained earnings	157,398
Total stockholder's equity	$ 177,398
Total liabilities and stockholder's equity	$ 207,738

See Notes to Statement of Financial Condition.

Inter Securities Ltd.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Account Policies

Nature of operations: Inter Securities Ltd. (the Company) was incorporated under the laws of the British Virgin Islands in February 1996. The Company is registered with the Securities and Exchange Commission (SEC) in the United States as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The primary purpose of the Company is to introduce foreign persons to securities issued by certain hedge funds. The managers of the hedge funds compensate the Company directly for such introductions.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operating, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition: Commission income and the related expenses are recorded upon the investment in the hedge funds by the introduced investors on a trade-date basis as transactions occur. The Company did earn commissions directly on introductions that resulted in private transactions during the year ended December 31, 2012.

Income taxes: The Company is incorporated under the laws of the British Virgin Islands. Currently, there are no British Virgin Islands taxes imposed.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the FASB's guidance the Company assesses whether uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold, would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2002.

Depreciation: The Company currently does not own assets that it would depreciate. Upon acquiring future assets the Company will depreciate those assets on a straight-line basis using the appropriate estimated useful lives. Presently, the Company occupies a furnished suite without a written lease agreement with the landlord. Any future leasehold improvements would be amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or

disclosure through February 27, 2013, the date the financial statements were issued. No significant transactions were noted.

Note 2. Related Parties

On October 1, 2004, the Company entered into an agreement with Prospect Capital LLC (Prospect), an entity affiliated by common ownership, whereby Prospect agreed to provide research and consulting services to the Company. In December 2007, this agreement was suspended. In 2009, Prospect allocated research fees to the Company at a substantially reduced rate. In addition, to the extent that the Company has incurred expenses on behalf of Prospect, the Company may apply any compensation due to Prospect to the outstanding balance.

The Company signed a new and separate expense sharing agreement with Prospect on April 23, 2009. Under this agreement, the Company is to reimburse Prospect for provision of administrative services and office space. On January 1, 2012 the Company amended the agreement with Prospect to include compensation for research services only. Under this agreement, the Company is to pay Prospect $175,000 per year for research services.

During 2008, the Company issued promissory notes to a principal of the Company, which bear interest at a rate of 8 percent per annum, compounded weekly, and were due in October 2012. During 2012, the Company extended promissory notes to a principal of the Company, which bear interest at a rate of 8 percent per annum, compounded weekly, and are due in October 2012. On September 1, 2012 the Company extended the promissory notes to a principal of the Company, which bear interest at a rate of 8 percent per annum, compounded weekly, and become due in October 2014. As of December 31, 2012, the outstanding principal is $105,000, and accrued interest receivable is $41,256.12.

Note 3. Concentration of Credit Risk

The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash. The Company did not have relationships with counterparties related to trading and brokerage activities during the year ended December 31, 2012 that would subject the Company to any credit risk based on their non-fulfillment of their obligations.

Note 4. Fair Value

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three

broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company did not have any assets or liabilities that it would measure at fair value on a recurring basis as of December 31, 2012 using the Company's fair value hierarchy for measuring assets and liabilities it would present in a tabular format below. Consequently, the Company does not provide a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2012.

Fair Value Option. FASB ASC 825, Financial Instruments, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note 5. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying obligation (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has not entered into any arrangements that contingently require the Company to make guaranteed payments to any party based on changes in an underlying obligation related to an asset, liability or equity security of that guaranteed party.

Note 6. Commitments and Contingent Liabilities

Presently, the Company occupies a furnished suite without a written lease agreement with the landlord. Rent expense for 2012 aggregated to $4,800 and is included in the Office Expense line on the Statement of Operations.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. These

indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Accordingly, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of approximately $28,851 which exceeded requirements by approximately $23,851 and the ratio of aggregate indebtedness to net capital was less than 1.05 to 1.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmit all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.